Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6

Tel: (604) 536-2711  |  Fax: (604) 536-2788

November 9, 2005

By Fax  202-772-9220

Jonathan Duersch

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street NW Stop 7010

Washington, DC  20549

Dear Sirs:

Re:

Asia Pacific Resources Ltd. Form 20-F/A for fiscal year ended December 31, 2004

Filed April 11, 2005

File No. 0-26636

This letter sets forth the response of Asia Pacific Resources Ltd. (the "Company") to the October 18, 2005 Staff response to the Company’s response dated October 5, 2005 in connection with the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2004, File No. 0-26636, filed with the Securities and Exchange Commission on April 11, 2005 (the "Annual Report").   This letter also addresses the comments raised in a conference telephone call with SEC staff on October 26, 2005.

In the conference call the SEC requested that the Company consider the application of Issue 7 of EITF 00-27 to the Company’s situation.

I first reiterate the Company has concluded that there is no measurable conversion option until the date that the concurrent private placement occurred and under EITF 00-27 this date would be designated the commitment date.  It also happens to be the conversion date and is the date upon which a beneficial conversion feature would be measured and recorded.

I also point out that Olympus owned less than 50% of the Company’s stock now and at the time of entering into the notes and private placement.  Olympus did not and does not control the Company.

EITF 00-27 provides guidance on calculations of beneficial conversion features.  Initially Issue 7 of the EITF was examined to determine whether the guidance was relevant to the Company’s circumstances.  Issue 7 discusses the beneficial conversion feature relating to contingent conversion options and therefore, to determine whether the discussion applies to the Company’s situation, Issue 2 in the same EITF was reviewed.

Issue 2 clarifies what is considered a “contingent” conversion option.  Paragraph 8 of the EITF states “Changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs.”  In applying this to the Company’s situation, it would appear that there were no conversion options attached to these Notes until the Company had decided to raise equity financing, and therefore changes to the conversion terms was in the issuer’s control.  Consequently, until the time of raising equity financing on May 27, 2004, the guidance in EITF 00-27 would state that no conversion option existed on these Notes.  Rather, the conversion feature was only added to the Notes on the date that the Company raised equity financing.  Therefore, the commitment date for the conversion option on these Notes is determined to be May 27, 2004, the date of equity financing.

Accordingly, it appears that the guidance in Issue 7 is not relevant in the Company’s circumstance since the Company (the issuer) was in control of the triggering future event (in this case, the raising of equity financing) that changed the conversion terms of the Notes.  Therefore, the Notes to Olympus did not actually contain a contingent conversion feature, as contemplated by EITF 00-27 Issue 7.

The Company continues to maintain that guidance in EITF 00-27 Issue 15 is relevant to this situation in determining the calculation of the beneficial conversion feature and concludes that the beneficial conversion feature for a note that is convertible into shares and warrants is calculated by reference to the proceeds allocated to the shares upon conversion.

As shown by example in Issue 15, the beneficial conversion feature is measured using the trading price on the commitment date of the Notes.

Applying the conclusion of Issue 15 in this manner yields a beneficial conversion feature of $833,994.  In accordance with EITF 98-5, this cost should be recognized on the commitment date, which is determined to be the date of equity financing (as discussed above).  Since the Notes were immediately converted, the charge would be recorded immediately in its entirety as interest expense.  The Company believes that its calculation has been performed on a basis consistent with paragraph 54 of EITF 00-27 and reconfirms that there is no provision which requires the Company to record the pro rata fair value allocated to the warrants as additional interest expense.

The beneficial conversion feature was calculated using the opening trading price of the Company’s common shares which is consistent with the Company’s accounting policy.

We trust this satisfies your comments.  The Company will file wait to file its Form 20F/A until you confirm your acceptance of our interpretation of EITF 00-27 to our situation.  Please contact Doris Meyer at the Company’s Canadian compliance office with any questions or request for further information.

Yours sincerely,

ASIA PACIFIC RESOURCES LTD.

/s/ Doris Meyer

Doris Meyer, Assistant Corporate Secretary

Cc:

The Audit Committee of Asia Pacific Resources Ltd.

Deloitte & Touche